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                         VYTERIS HOLDINGS (NEVADA), INC.
                               13-01 POLLITT DRIVE
                           FAIR LAWN, NEW JERSEY 07410


April 26, 2006
VIA EDGAR
---------

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C.  20549

Re:     Vyteris Holdings (Nevada), Inc.
        File No. 000-32741
        Item 4.01 Form 8-K filed April 21, 2006

Dear Ladies and Gentlemen:

Enclosed for filing on behalf of Vyteris Holdings (Nevada), Inc. (the "Registrant") is its Amendment No. 1 to Form 8-K (Item 4.01) (the "AMENDMENT"). Set forth in bold below are the comments of the Staff with respect to the Form 8-K filed on April 21, 2006, as reflected in the Staff's letter dated April 24, 2006. The Registrant's response is set forth below each comment. As a courtesy, and to expedite your review, we are also sending you a marked copy of the filing via federal express.

ITEM 4.01(A)

1. PLEASE AMEND THE FIRST PARAGRAPH OF YOUR FILING TO STATE WHETHER THE FORMER ACCOUNTANT RESIGNED, DECLINED TO STAND FOR RE-ELECTION OR WAS DISMISSED AS REQUIRED BY ITEM 304(A)(1)(I) OF REGULATION S-B. IT IS NOT SUFFICIENT TO STATE THAT THE RELATIONSHIP HAS CEASED.

        COMPANY RESPONSE:

        We have revised the first paragraph of the filing in accordance with the above comment.

2. PLEASE REVISE THE THIRD PARAGRAPH OF YOUR FILING TO STATE WHETHER DURING THE REGISTRANT'S TWO MOST RECENT FISCAL YEARS AND ANY SUBSEQUENT INTERIM PERIOD PRECEDING RESIGNATION, THERE WERE ANY DISAGREEMENTS WITH THE FORMER ACCOUNTANT. YOU SHOULD SPECIFY THE "SUBSEQUENT INTERIM PERIOD" AS THE "INTERIM PERIOD THROUGH APRIL 17, 2006".

        COMPANY RESPONSE:

        We have revised the third paragraph of the filing in accordance with the above comment.

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3.      TO THE EXTENT THAT YOU MAKE CHANGES TO THE FORM 8-K TO COMPLY WITH OUR
        COMMENTS, PLEASE OBTAIN AND FILE AN UPDATED EXHIBIT 16 LETTER FROM THE FORMER ACCOUNTANT STATING WHETHER THE ACCOUNTANT AGREES WITH THE STATEMENTS MADE IN YOUR REVISED FORM 8-K.

        COMPANY RESPONSE:

        We have obtained from the former accountant, and filed with the Amendment, an updated Exhibit 16 letter.

                                      * * *

The Registrant hereby acknowledges that: the Registrant is responsible for the adequacy and accuracy of the disclosure in the Form 8-K filing; Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and the Registrant may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. If you have any questions regarding the foregoing or the Amendment, please call Peter Ehrenberg or Anthony Pergola at 973-597-2500. Thank you.

Very truly yours,

VYTERIS HOLDINGS (NEVADA), INC.


        By: /s/ Timothy McIntyre
            ------------------------------------------------------------
            Timothy McIntyre, President and Chief Executive Officer


cc:     Peter H. Ehrenberg, Esq.
        Anthony O. Pergola, Esq.